Exhibit 99.1

BRP REPORTS FISCAL YEAR 2022 THIRD QUARTER RESULTS

●

Revenues of $1,588.0 million for the quarter, down 5.2% reflecting the previously anticipated decrease of product deliveries mainly caused by supply chain disruptions and $5,300.4 million for the nine-month period ended October 31, 2021, up 28.1% compared to the same periods last year

●	Net income of $127.7 million, or diluted earnings per share of $1.53

●	Normalized diluted EPS [1] of $1.48, down 30.5% for the quarter and $6.93, up 95% for the nine-month period ended October 31, 2021 compared to the same periods last year

●	Normalized EBITDA [1] of $251.7 million, down 27.8% for the quarter and $1,045.7 million, up 52% for the nine-month period ended October 31, 2021, compared to the same periods last year

●	Market share gains in ORV and PWC in North American Powersports with retail sales down 20% compared to a record quarter last year due to limited product availability in the network

●

Increase of the low end of the full year guidance by $0.75 with a revised annual guidance for Normalized EPS – diluted [1] now ranging from $9.00 to $9.75, representing a growth of 67% to 81% compared to FY21, and up from previous guidance of $8.25 to $9.75

●	Renewal of the normal course issuer bid program which allows for the repurchase of up to 3.8 million of subordinate voting shares over the next twelve months, subject to approval by the TSX

Valcourt, Quebec, December 1, 2021 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) today reported its financial results for the three- and nine-month periods ended October 31, 2021. All financial information is in Canadian dollars unless otherwise noted. The complete financial results are available on Sedar as well as in the section Quarterly Reports of BRP’s website.

“In this challenging environment, our team’s agility allowed us to continue to outpace the Powersports industry in retail sales, gain market share and deliver stronger than expected profitability, translating into record results year-to-date. Our third quarter results reflect the previously anticipated decrease of product deliveries due to supply chain disruptions,” said José Boisjoli, President and CEO.

“Given our strong year-to-date performance and our ongoing initiatives to mitigate supply chain issues, we are confident to meet our FY22 year-end guidance. As a result, we have raised the lower end of our range implying a Normalized EPS growth of 67% to 81% over last year. Building on this momentum, we expect to generate further solid growth in FY23, driven by the sustained consumer interest in powersports, demand from new product introductions, the upcoming significant inventory replenishment cycle and additional production capacity,” concluded Mr. Boisjoli.

[1] See “Non-IFRS Measures” section of this press release.

Financial Highlights	Three-month periods ended		Nine-month periods ended
(in millions of Canadian dollars, except per share data and margin)	October 31, 2021	October 31, 2020	October 31, 2021	October 31, 2020

Revenues	$1,588.0	$1,674.7	$5,300.4	$4,137.8
Gross Profit	410.6	486.9	1,522.7	970.4
Gross Profit (%)	25.9%	29.1%	28.7%	23.5%
Normalized EBITDA[2]	251.7	348.6	1,045.7	685.9
Net income	127.7	198.7	585.0	98.7
Normalized net income[2]	123.7	190.6	595.2	314.2
Earnings per share – diluted	1.53	2.22	6.81	1.12
Normalized Earnings per share – diluted [2]	1.48	2.13	6.93	3.56
Weighted average number of shares – diluted	83,525,890	89,607,635	85,791,361	87,890,489

[2] See “Non-IFRS Measures” section of this press release.

FISCAL YEAR 2022 GUIDANCE

The FY22 guidance has been updated as follows:

Financial Metric	FY21	FY22 Guidance[5] vs FY21

Revenues		(vs. Previous Guidance)

Year-Round Products	$2,824.2	Up 25% to 30% (previously up 33% to 40%)

Seasonal Products	1,825.0	Up 30% to 35% (previously up 25% to 35%)

Powersports PA&A and OEM Engines	882.8	Up 20% to 24% (previously up 17% to 24%)

Marine	420.9	Up 20% to 23% (previously up 18% to 23%)

Total Company Revenues	5,952.9	Up 25% to 30% (previously up 27% to 35%)

Normalized EBITDA[3]	999.0	Up 38% to 47% (previously up 30% to 47%)

Effective Tax Rate[3][4]	25.9%	26.0% to 26.5%

Normalized Earnings per Share – Diluted[3]	$5.39	Up 67% to 81% ($9.00 to $9.75) (previously $8.25 to $9.75)

Net income	362.9	~$760M to $825M

Other assumptions for FY22 Guidance

• Depreciation Expenses:	~$275M
• Net Financing Costs Adjusted:	~$60M (previously ~$65M)
• Weighted average number of shares – diluted:	~85.5M shares
• Capital Expenditures:	~$705M to $730M (previously ~$575M to $600M)

[3] See “Non-IFRS Measures” section of the press release.

[4] Effective tax rate based on Normalized Earnings before Normalized Income Tax.

[5] Please refer to the “Caution Concerning Forward-Looking Statements” and “Key assumptions” sections of this press release for a summary of important risk factors that could affect the above guidance and of the assumptions underlying this Fiscal Year 2022 guidance.

THIRD QUARTER RESULTS

As expected, in the third quarter of FY22, the Company experienced a greater level of supply chain related disruptions and inefficiencies when compared to the first half of FY22 and the third quarter of FY21. As a result, it limited the Company’s ability to satisfy consumer demand and to replenish dealer inventories and, in turn, further limited product availability in the network. Such supply chain related disruptions also resulted in an increased level of substantially completed units awaiting missing components thereby postponing wholesale delivery and unfavourably impacting revenue and profitability.

Revenues

Revenues decreased by $86.7 million, or 5.2%, to $1,588.0 million for the three-month period ended October 31, 2021, compared to the $1,674.7 million for the corresponding period ended October 31, 2020. The revenue decrease was primarily due to a lower wholesale volume of Year-Round Products and Seasonal Products due to supply chain disruptions, partially offset by a favourable product mix and pricing. The decrease includes an unfavourable foreign exchange rate variation of $53 million.

•

Year-Round Products[6] (46% of Q3-22 revenues): Revenues from Year-Round Products decreased by $66.7 million, or 8.3%, to $736.3 million for the three-month period ended October 31, 2021, compared to $803.0 million for the corresponding period ended October 31, 2020. The decrease was primarily attributable to a lower volume of products sold due to supply chain related disruptions, partially offset by a favourable product mix combined with favourable pricing of SSV and ATV sold. The decrease includes an unfavourable foreign exchange rate variation of $31 million.

•

Seasonal Products[6] (28% of Q3-22 revenues): Revenues from Seasonal Products decreased by $71.0 million, or 14.0%, to $437.3 million for the three-month period ended October 31, 2021, compared to $508.3 million for the corresponding period ended October 31, 2020. The decrease was primarily attributable to a lower volume of snowmobiles sold due to supply chain related disruptions, partially offset by a favourable pricing of snowmobiles and PWC sold and by a favourable product mix of PWC sold. The decrease includes an unfavourable foreign exchange rate variation of $6 million.

[6] The inter-segment transactions are included in the analysis

•

Powersports PA&A and OEM Engines[7] (18% of Q3-22 revenues): Revenues from Powersports PA&A and OEM Engines increased by $24.0 million, or 9.2%, to $283.9 million for the three-month period ended October 31, 2021, compared to $259.9 million for the corresponding period ended October 31, 2020. The increase was mainly attributable to a higher volume of accessories, favourable pricing, increased usage of vehicles by consumers and strong product demand. The increase was partially offset by an unfavourable foreign exchange rate variation of $11 million.

•

Marine[7] (8% of Q3-22 revenues): Revenues from the Marine segment increased by $27.9 million, or 25.7%, to $136.3 million for the three-month period ended October 31, 2021, compared to $108.4 million for the corresponding period ended October 31, 2020. The increase was mainly due a higher volume of boats sold combined with lower sales programs, partially offset by an unfavourable foreign exchange rate variation of $5 million.

North American Retail Sales

The Company’s North American retail sales for powersports vehicles decreased by 20% for the three-month period ended October 31, 2021 compared to the three-month period ended October 31, 2020. The decrease in both Powersports and Marine segments was mainly driven by limited product availability.

•	Year-Round Products: retail sales decreased on a percentage basis in the low-twenties range compared to the three-month period ended October 31, 2020.

•	Seasonal Products: retail sales decreased on a percentage basis by high-teens compared to the three-month period ended October 31, 2020.

•	Marine: boat retail sales decreased by 27% compared with the three-month period ended October 31, 2020.

Gross profit

Gross profit decreased by $76.3 million, or 15.7%, to $410.6 million for the three-month period ended October 31, 2021, compared to the $486.9 million for the corresponding period ended October 31, 2020. Gross profit margin percentage decreased by 320 basis points to 25.9% from 29.1% for the three-month period ended October 31, 2020. The decrease was attributable to higher logistics, commodities and labour costs due to inefficiencies related to supply chain related disruptions. The decrease was partially offset by a favourable product mix and pricing.

Operating expenses

Operating expenses increased by $22.5 million, or 11.1%, to $225.1 million for the three-month period ended October 31, 2021, compared to $202.6 million for the three-month period ended October 31, 2020. This increase was mainly attributable to lower expenses in FY21 following cost reduction initiatives to mitigate the impact of COVID-19.

Normalized EBITDA[8]

Normalized EBITDA[8] decreased by $96.9 million, or 27.8%, to $251.7 million for the three-month period ended October 31, 2021, compared to $348.6 million for the three-month period ended October 31, 2020. The decrease was primarily due to lower gross profit and higher operating expenses.

[7] The inter-segment transactions are included in the analysis

[8] See “Non-IFRS Measures” section of the press release

Net Income

Net income decreased by $71.0 million to $127.7 million for the three-month period ended October 31, 2021, compared to the $198.7 million for the three-month period ended October 31, 2020. The decrease was primarily due to lower operating income, partly offset by lower financing cost and income tax expense.

NINE-MONTH PERIOD ENDED OCTOBER 31, 2021

Revenues

Revenues increased by $1,162.6 million, or 28.1%, to $5,300.4 million for the nine-month period ended October 31, 2021, compared to $4,137.8 million for the corresponding period ended October 31, 2020. The revenue increase was primarily due to a higher wholesale of SSV, PWC, 3WV and PA&A due to COVID-19 impact last year, lower sales programs due to a strong retail environment and favourable pricing combined with a favourable product mix of SSV and PWC. The increase was partially offset by the wind-down of the Evinrude outboard engines production and resulted in a lower volume of outboard engines sold and an unfavourable foreign exchange rate variation of $245 million.

Normalized EBITDA[9]

Normalized EBITDA[9] increased by $359.8 million, or 52.5%, to $1,045.7 million for the nine-month period ended October 31, 2021, compared to $685.9 million for the nine-month period ended October 31, 2020. The increase was primarily due to a higher gross profit, partially offset by higher operating expenses, when excluding the impairment charge relating to the Marine segment recorded in FY21.

Net Income

Net income increased by $486.3 million to $585.0 million for the nine-month period ended October 31, 2021, compared to $98.7 million for the nine-month period ended October 31, 2020. The increase was primarily due to a higher operating income and a favourable foreign exchange rate variation on the U.S. denominated long-term debt, partially offset by a higher income tax expense and higher net financing costs.

LIQUIDITY AND CAPITAL RESOURCES

The Company generated net cash flows from operating activities totalling $61.2 million for the nine-month period ended October 31, 2021 compared to $635.6 million for the nine-month period ended October 31, 2020.

The Company used its liquidity primarily to invest in capital expenditures for $364.7 million to support its future growth, partially repaid its Term B Loan for a net amount of approximately US$300 million and returned $670 million to its shareholders through share repurchases and a quarterly dividend payout.

On May 4, 2021, the Company amended its $700.0 million revolving credit facilities to increase the availability to $800.0 million and to extend the maturity from May 2024 to May 2026 (the “Revolving Credit Facilities”). The pricing grid and other conditions remain unchanged. As at October 31, 2021, the Company had $46.0 million of outstanding indebtedness under the Revolving Credit Facilities and $12.5 million under bank overdraft.

Dividend

On November 30, 2021, the Company’s Board of Directors declared a quarterly dividend of $0.13 per share for holders of its multiple voting shares and subordinate voting shares. The dividend will be paid on January 14, 2022 to shareholders of record at the close of business on December 31, 2021.

[9] See “Non-IFRS Measures” section of this press release.

CONFERENCE CALL AND WEBCAST PRESENTATION

Today at 9 a.m. EDT, BRP Inc. will host a conference call and webcast to discuss its FY22 third quarter. The call will be hosted by José Boisjoli, President and CEO, and Sébastien Martel, CFO. To listen to the conference call by phone (event number 2279047), please dial 1 (888) 440-2167 (toll-free in North America). Click here for International numbers.

The Company’s third quarter FY22 webcast presentation is posted in the Quarterly Reports section of BRP’s website.

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on and off-road vehicles, Alumacraft, Manitou, Quintrex boats and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel business to fully enhance the riding experience. With annual sales of CA$6.0 billion from over 130 countries, our global workforce is made up of more than 14,500 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, Stacer, Savage, Evinrude and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release, including, but not limited to, statements relating to our Fiscal Year 2022, including financial guidance and outlook and related assumptions of the Company (including revenues, Normalized EBITDA, Effective Tax Rate, Normalized earnings per share, net income, depreciation expense, net financing costs adjusted, weighted average of the number of shares diluted and capital expenditures), the Company’s ability to convert new entrants into life-long customers, statements relating to the anticipated additional production capacity and its plan to make strategic investments in new products, statements relating to the declaration and payment of dividends, statements relating to the renewal of the normal course issuer bid and potential purchases of subordinate voting shares by the Company thereunder, statements about the Company’s current and future plans, and other statements about the Company’s prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals or achievements, priorities and strategies, financial position, market position, capabilities, competitive strengths, beliefs, the prospects and trends of the industries in which the Company operates, the expected growth in demand for products and services in the markets in which the Company competes, research and product development activities, including projected design, characteristics, capacity or performance of future products and their expected scheduled entry to market expected financial requirements and the availability of capital resources and liquidities or any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of Canadian and United States securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific, as further described below.

Many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” of its Annual Information Form: the impact of adverse economic conditions such as those resulting from the ongoing coronavirus (known as COVID-19) health crisis (including on consumer spending, the Company’s operations and supply and distribution chains, the availability of credit and the Company’s workforce); any decline in social acceptability of the Company’s products; fluctuations in foreign currency exchange rates; high levels of indebtedness; any unavailability of additional capital; unfavourable weather conditions; any failure of information technology systems or security breach; the Company’s international sales and operations; any supply problems, termination or interruption of supply arrangements or increases in the cost of materials; seasonal sales fluctuations; any inability to comply with product safety, health, environmental and noise pollution laws; the Company’s large fixed cost base; any inability of dealers and distributors to secure adequate access to capital; the Company’s competition in product lines; any Company’s inability to successfully execute its growth strategy; any failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements; any loss of members of the Company’s management team or employees who possess specialized market knowledge and technical skills; any inability to maintain and enhance the Company’s reputation and brands; any significant product liability claim; any significant product repair and/or replacement due to product warranty claims or product recalls; the Company’s reliance on a network of independent dealers and distributors; any Company’s inability to successfully manage inventory levels; any intellectual property infringement and litigation; any Company’s inability to successfully execute its manufacturing strategy or to meet customer demand as a result of manufacturing capacity constraints; increased freight and shipping costs or disruptions in transportation and shipping infrastructure; any failure to comply with covenants in financing and other material agreements; any changes in tax laws and unanticipated tax liabilities; any impairment in the carrying value of goodwill and trademarks; any deterioration in relationships with employees; pension plan liabilities; natural disasters; any failure to carry proper insurance coverage; volatility in the market price for the Subordinate Voting Shares; the Company’s conduct of business through subsidiaries; the significant influence by Beaudier Inc. and 4338618 Canada Inc. (together the “Beaudier Group”) and Bain Capital Luxembourg Investments S. à r. l. (“Bain Capital”); and future sales of Subordinate Voting Shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. Unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this press release, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forwardlooking statement. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

KEY ASSUMPTIONS

The Company made a number of economic, market and operational assumptions in preparing and making certain forward-looking statements contained in this press release and in preparing its Fiscal Year 2022 guidance, including the following: reasonable industry growth ranging from slightly down to up high-single digits %; market share that will remain constant or moderately increase; no further deterioration and a relatively rapid stabilization of global and North American economic conditions, including with respect to the ongoing COVID-19 crisis; any increase in interest rates will be modest; currencies will remain at near current levels; inflation will remain in line with central bank expectations in countries where the Company is doing business; the Company’s margins, excluding the impact of the wind-down of Evinrude ETEC outboard engines and COVID-19 and supply chain constraints, will remain near current levels; the Company anticipates supply chain constraints but expects to be able to support product development and planned production rates on commercially acceptable terms; there will be no significant changes in tax laws or free trade arrangements or treaties applicable to the Company; no trade barriers will be imposed amongst jurisdictions in which the Company carries operations; and the absence of unusually adverse weather conditions, especially in peak seasons. BRP cautions that its assumptions may not materialize and that current economic conditions, including all of the current uncertainty resulting from the ongoing COVID-19 health crisis and its broader repercussions on the global economy, render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty.

NON-IFRS MEASURES

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including Normalized EBITDA, Normalized net income, Normalized income tax expense, Normalized effective tax rate, Normalized basic earnings per share and Normalized diluted earnings per share.

Normalized EBITDA is provided to assist investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge, foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars and foreign exchange gain or loss on certain of the Company’s lease liabilities. Other elements, such as restructuring and wind-down costs, gain or loss on litigation and acquisition related-costs, may also be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company. Normalized net income, Normalized income tax expense, Normalized effective tax rate, Normalized basic earnings per share and Normalized diluted earnings per share, in addition to the financial performance of operating activities, take into account the impact of investing activities, financing activities and income taxes on the Company’s financial results.

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and also as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

Normalized EBITDA is defined as net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements. Normalized net income is defined as net income before normalized elements adjusted to reflect the tax effect on these elements. Normalized income tax expense is defined as income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements. Normalized effective tax rate is based on Normalized net income before Normalized income tax expense. Normalized earnings per share - basic and Normalized earnings per share – diluted are calculated respectively by dividing the Normalized net income by the weighted average number of shares – basic and the weighted average number of shares – diluted. The Company refers the reader to the “Selected Consolidated Financial Information” section of this press release for the reconciliations of Normalized EBITDA and Normalized net income presented by the Company to the most directly comparable IFRS measure.

Reconciliation Tables

The following table presents the reconciliation of Net income to Normalized net income [1] and Normalized EBITDA [1].

	Three-month periods ended		Nine-month periods ended
(in millions of Canadian dollars)	October 31, 2021	October 31, 2020	October 31, 2021	October 31, 2020

Net income	$127.7	$198.7	$585.0	$98.7
Normalized elements

Foreign exchange gain on long-term debt and lease liabilities	(10.4)	(9.8)	(61.7)	(18.8)
Transaction costs and other related expenses [2]	—	0.4	5.8	1.3
Restructuring and related costs [3]	—	—	(0.1)	7.5
Impairment charge [4]	—	—	—	177.1
(Gain) loss on litigation	—	(4.0)	—	(4.0)
Transaction costs on long-term debt [5]	—	—	44.3	12.7
Evinrude outboard engine wind-down [6]	(0.7)	13.5	1.7	94.1
COVID-19 pandemic impact [7]	—	2.7	—	12.3
Gain on disposal of property, plant and equipment	—	(12.7)	—	(12.7)
(Gain) loss on NCIB	—	—	21.3	(12.2)
Depreciation of intangible assets related to business combinations	1.0	1.2	3.1	3.3
Other elements	0.1	0.6	2.9	0.6
Income tax adjustment	6.0	—	(7.1)	(45.7)
Normalized net income [1]	123.7	190.6	595.2	314.2
Normalized income tax expense [1]	45.9	69.0	210.0	106.4
Financing costs adjusted [1] [8]	16.4	28.0	49.4	81.1
Financing income adjusted [1] [8]	(0.7)	(2.0)	(3.5)	(4.9)
Depreciation expense adjusted [1] [9]	66.4	63.0	194.6	189.1
Normalized EBITDA [1]	$251.7	$348.6	$1,045.7	$685.9

[1] See “Non-IFRS Measures” section.

[2] Costs related to business combinations.

[3] The Company is involved, from time to time, in restructuring and reorganization activities in order to gain flexibility and improve efficiency. The costs related to these activities are mainly composed of severance costs and retention salaries.

[4] During the nine-month period ended October 31, 2020, the Company recorded an impairment charge of $177.1 million related to its Marine segment.

[5] During FY22, the Company incurred a prepayment premium of $15.1 million and derecognized unamortized transaction costs of $29.2 million related to the full repayment of its outstanding U.S. $597.0 million Term Loan B-2.

[6]The Company incurred costs related to the wind-down of the outboard engine production such as, but not limited to, idle costs and other exit costs.

[7] Incremental costs associated with the COVID-19 pandemic such as, but not limited to, labour cost related to furloughs.

[8] Adjusted for transaction costs on long-term debt and normal course issuer bid program (“NCIB”) gains and losses in net income.

[9] Adjusted for depreciation of intangible assets acquired through business combinations.

For media enquiries:	For investor relations:

Philippe Deschênes
Media Relations	Investor Relations
media@brp.com	Tel.: 450.532.6462
philippe.deschenes@brp.com